Exhibit 11.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated April 28, 2024, except for the Class-B shares issued subsequent to year end which have been disclosed in Note 12 of the financial statements, as to which the date is May 10, 2024, with respect to the balance sheets of Modvans Inc. as of December 31, 2023 and 2022 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2023 and 2022 and the related notes to the financial statements, which report appears in the Offering Circular that is a part of this Offering Statement.

SetApart Accountancy Corp.

May 10, 2024

Los Angeles, California